UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34323 / July 7, 2021

In the Matter of	:
	:
Schwab Strategic Trust	:
Charles Schwab Investment Management, Inc.	:
211 Main Street	:
San Francisco, CA 94105	:
	:
SEI Investments Distribution Co.	:
1 Freedom Valley Drive	:
Oaks, PA 19456	:
	:
(812-15216)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Schwab Strategic Trust, Charles Schwab Investment Management, Inc. and SEI Investments Distribution Co. filed an application on April 5, 2021, and an amendment to the application on May 20, 2021, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) the Funds (as defined in the Notice (as defined below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value; (c) certain Funds to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in connection with the purchase and redemption of creation units. The relief in the order incorporates by reference terms and conditions of the same relief of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order").[1]

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[1]   Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the

On June 11, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34298) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Schwab Strategic Trust, et al. (File No. 812-15216),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary

Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference into the order.